Filed Pursuant to Rule 424(b)(2)

Registration No. 333-114916

Prospectus Supplement

(To prospectus dated April 27, 2004)

20,000,000 Shares

Chesapeake Energy Corporation

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “CHK.” On July 28, 2004, the last reported sale price of our common stock was $15.01 per share.

Investing in our common stock involves risks. See “ Supplemental Risk Factors” beginning on page S-10 of this prospectus supplement and “Risk Factors” beginning on page 2 of the accompanying prospectus.

	Per Share	Total
Public Offering Price	$14.75	$295,000,000
Underwriting Discount	$ 0.55	$ 11,000,000
Proceeds to Chesapeake (before expenses)	$14.20	$284,000,000

The underwriters have an option to purchase up to an additional 3,000,000 shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about August 2, 2004.

Joint Book-Running Managers

Banc of America Securities LLC	Credit Suisse First Boston

Lehman Brothers	Raymond James

Senior Co-Managers

Bear, Stearns & Co. Inc.	Citigroup	Deutsche Bank Securities

Morgan Stanley	RBC Capital Markets	UBS Investment Bank

Co-Managers

Howard Weil Incorporated	Johnson Rice & Company L.L.C.	Morgan Keegan & Company, Inc.

Pritchard Capital Partners, LLC		Simmons & Company International

July 28, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Chesapeake

We are one of the five largest independent natural gas companies in the United States in terms of natural gas produced, owning interests in approximately 18,000 producing oil and gas wells. Our internally-estimated proved oil and natural gas reserves as of June 30, 2004, pro forma for our pending acquisition of Bravo Natural Resources, Inc. and our pending acquisition of assets from Legend Natural Gas, L.P., were approximately 4.1 tcfe. Approximately 89% of our pro forma proved reserves by volume at June 30, 2004 were natural gas, and approximately 74% of our proved oil and natural gas reserves by volume at June 30, 2004 were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. In addition, we are building significant operating areas in the Permian Basin of western Texas and eastern New Mexico, in the Ark-La-Tex basin of eastern Texas and northern Louisiana and in the South Texas and Texas Gulf Coast regions.

Since January 1, 1998, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased or agreed to purchase approximately 3.6 tcfe of proved reserves at a total cost of approximately $4.3 billion (excluding $461 million of deferred taxes in connection with certain corporate acquisitions). During 2004, we have remained active in the acquisitions market. In January 2004, we purchased Permian Basin and Mid-Continent oil and gas assets by acquiring privately-held Concho Resources Inc. for cash consideration of $420 million (excluding employee severance and other miscellaneous costs). In June 2004, we acquired Greystone Petroleum LLC, a privately-held oil and natural gas company, for $425 million in cash.

In July 2004, we made or agreed to make three acquisitions for a combined purchase price of $590 million: privately-held Bravo Natural Resources, Inc., certain assets from Legend Natural Gas, LP and Tilford Pinson Exploration, LLC. Our internal estimates of proved reserves associated with these three acquisitions are 310 bcfe and current daily production is 60 mmcfe. Approximately 56% of these assets are located in the Mid-Continent and 44% are located in South Texas.

Bravo’s assets are located in the Anadarko Basin of the Mid-Continent region, an area in which we are already very active. This stock acquisition is expected to close on August 2, 2004. Legend’s assets are located in South Texas, 3 to 7 miles from our existing assets in Zapata County, Texas. This asset acquisition is expected to close on August 31, 2004. The Tilford Pinson assets are located in the Arkoma Basin of the Mid-Continent region, an area in which we are also very active.

Both the Bravo and Legend acquisitions are subject to customary closing conditions and there is no assurance that either of these pending acquisitions will be completed, or that our internal estimates of the reserves being acquired will prove correct.

We also have completed five other smaller acquisitions in 2004 for $165 million. Through these completed and announced 2004 acquisitions, we have acquired or agreed to acquire an internally estimated 879 bcfe of proved oil and natural gas reserves and added 187 mmcfe to our estimated daily production at a cost of $1.47 per mcfe (excluding $0.42 per mcfe of deferred taxes in connection with certain corporate acquisitions).

We intend to use the net proceeds from this offering, together with a portion of the proceeds from our pending private placement of senior notes discussed below, borrowings under our credit facility and cash on hand, to finance the Tilford Pinson acquisition and the pending Bravo and Legend acquisitions. This offering, however, is not conditioned on the closing of either of these pending acquisitions. Please read “Use of Proceeds.”

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Business Strategy

Since our inception in 1989, our goal has been to create value for our investors by building one of the largest onshore natural gas resource bases in the United States. For the past six years, our strategy to accomplish this goal has been to build the dominant operating position in the Mid-Continent region, the third largest gas supply region in the United States. In building this industry-leading position in the Mid-Continent, we have integrated an aggressive and technologically advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions of up to $600 million.

We are now building significant operating areas in the Permian Basin, Ark-La-Tex, South Texas and Texas Gulf Coast regions. These are areas to which we believe significant elements of our successful Mid-Continent strategy can be transferred. Key elements of this business strategy are further explained below:

•	Make High-Quality Acquisitions. Our acquisition program is focused on small to medium-sized acquisitions of natural gas properties, primarily in the Mid-Continent, that offer high-quality, long-lived production and significant development and higher potential deeper drilling opportunities. Since January 1, 1998, we have acquired or agreed to acquire $4.3 billion of such properties (largely through 41 separate transactions of greater than $10 million each) at an estimated average cost of $1.19 per mcfe of proved reserves (including the acquisitions closed or announced in 2004 and excluding $0.13 per mcfe of deferred taxes in connection with certain corporate acquisitions). The vast majority of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in our primary Mid-Continent operating area, and more recently in our other operating areas. Because our operating areas contain many small companies seeking liquidity opportunities and larger companies seeking to divest non-core assets, we expect to continue to find additional attractive acquisition opportunities in the future.

•	Grow Through the Drillbit. One of our most distinctive characteristics is our ability to increase reserves and production through the drillbit. We are currently utilizing 59 operated drilling rigs and 53 non-operated drilling rigs to conduct the most active drilling program in the United States, which is focused on finding significant new gas reserves and developing existing proved reserves primarily in the Mid-Continent, and principally at deeper depths than the industry average. For the past six years, we have been aggressively investing in acquiring the leasehold, the 3-D seismic information and the human capital to be able to take advantage of the favorable drilling economics that exist in our industry today. In an industry characterized by declining natural gas production during the past few years, we are one of the few mid- to large-cap companies that have been able to increase its production organically, as we have successfully done for the past 12 consecutive quarters. During the second half of 2004, we expect to use approximately 60-65 drilling rigs to drill approximately 300 company-operated wells and expect to utilize approximately 75-100 additional rigs to participate in the drilling of an additional 400 wells on outside-operated prospects. In the Mid-Continent, our drilling program remains the most active in the region and is supported by our ownership of the region’s largest undeveloped leasehold and 3-D seismic inventories. Across our operating areas, we seek a balanced approach to drilling with approximately one-third of our expenditures focused on targets located at depths shallower than 10,000 feet, one-third on medium depth drilling between 10-15,000 feet and one-third targeting deeper objectives below 15,000 feet.

•	Build Regional Scale. We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of core operating areas. Achieving such scale provides many benefits, the most important of which are higher per unit revenues, lower per unit operating costs, greater rates of drilling success, a lower likelihood of making unsuccessful acquisitions and higher returns on invested capital. We first began pursuing this focused strategy in the Mid-Continent in 1997 and we are now the largest natural gas producer, the most active driller and the most active acquirer of undeveloped leases and producing properties in the Mid-Continent. We believe this region, which trails only the Gulf Coast and Rocky Mountain basins in current U.S. gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with predictable decline curves; multi-pay geological targets that decrease drilling risk and have resulted in an impressive drilling success rate of 92% over the past eleven years; favorable basis differentials to benchmark commodity prices; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. We believe our other operating areas possess many of these same favorable characteristics.

•	Focus on Low Costs. By minimizing lease operating costs and general and administrative expenses through focused activities and increased scale, we have been able to deliver attractive financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management’s effective cost-control programs, a high-quality asset base and the extensive and competitive service, gas processing and transportation infrastructures that exist in our key operating areas. We believe our acquisitions to date in 2004 will help maintain our low per unit operating and administrative costs because of our large existing scale of operations and the reimbursements we will receive from third parties in the approximately 1,150 newly acquired wells on which we have assumed operations. As of June 30, 2004, pro forma for our Tilford Pinson acquisition and our pending Bravo and Legend acquisitions, we operated approximately 7,500 wells, or approximately 78% of the value of our estimated pro forma proved reserves.

•	Improve Our Balance Sheet. We have made significant progress in improving our balance sheet over the past five years. From December 31, 1998 through March 31, 2004, we have increased our shareholders’ equity by $2.6 billion ($2.9 billion pro forma for this offering) through a combination of earnings and common and preferred equity issuances. Our debt to total capitalization ratio has declined from 137% as of December 31, 1998 to 50% as of March 31, 2004, pro forma for our pending private placement of senior notes and this offering. We plan to continue improving our balance sheet in the years ahead.

Based on our view that natural gas will be in a tight supply/demand relationship in the United States during at least the next five years because of declining supply and growing demand for this clean-burning, domestically-produced fuel, we believe our focused natural gas acquisition, exploitation and exploration strategy should provide substantial value-creating growth opportunities in the years ahead. Although U.S. gas production has been steadily declining during the past three years, we have increased our natural gas production in each of the past 12 quarters and in each of the 15 years since our inception in 1989. Our goal is to increase our overall production by 10% to 20% per year, with an estimated 5% of this growth generated organically through the drillbit and the remaining 5 to 15% generated through future acquisitions. We have reached or exceeded this overall production goal in 9 of our 11 years as a public company.

Company Strengths

We believe the following six characteristics distinguish our past performance and future growth potential from other independent natural gas producers:

•	High-Quality Asset Base. Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on natural gas. Based upon current production and year-end reserve estimates, including estimates for the acquisitions closed or announced in 2004, our proved reserves-to-production ratio, or reserve life, is approximately 11.2 years. In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our asset base in each of our operating areas through a balance of acquisitions, exploitation and exploration.

•	Low-Cost Producer. Our high-quality asset base, the work ethic of our employees, our “hands on” management style and our location in Oklahoma City have enabled us to achieve a low operating and administrative cost structure. During the six months ended June 30, 2004, our operating costs per unit of production were $0.91 per mcfe, which consisted of general and administrative expenses of $0.11 per mcfe (including non-cash stock-based compensation of $0.02 per mcfe), production expenses of $0.57 per mcfe and production taxes of $0.23 per mcfe. We believe this is one of the lowest cost structures among publicly traded mid- to large-cap independent oil and natural gas producers. We seek to control operations of the properties in which we own an interest. We operate properties accounting for approximately 78% of our pro forma proved reserves by value as of June 30, 2004. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

•	Successful Acquisition Program. Our experienced asset acquisition team focuses on enhancing and expanding our existing assets in each of our operating areas. These areas are characterized by long-lived natural gas reserves, low lifting costs, multiple geological targets, favorable basis differentials to benchmark commodity prices, well-developed oil and gas transportation infrastructures and considerable potential for further consolidation of assets. Since 1998, and including the Tilford Pinson acquisition and the pending Bravo and Legend acquisitions, we have completed $4.3 billion in acquisitions at an average cost of $1.19 per mcfe of estimated proved reserves (excluding $0.13 per mcfe of deferred taxes in connection with certain corporate acquisitions). We believe we are well-positioned to continue making attractive small and medium-sized acquisitions as a result of our extensive track record of identifying, completing and integrating multiple successful acquisitions, our large operating scale and our knowledge and expertise in the regions in which we operate.

•	Large Inventory of Drilling Projects. During the 15 years since our inception, we have been among the ten most active drillers of new wells in the United States. Presently we believe we are the most active driller in the United States (with 59 operated and 53 non-operated rigs drilling) and the most active driller in the Mid-Continent (with 44 of our 59 operated rigs). Through this high level of activity over the years, we have developed an industry-leading expertise in drilling deep vertical and horizontal wells in search of large natural gas accumulations in challenging reservoir conditions. We pursue deep drilling targets because of our view that most undiscovered gas reserves in the U.S. will be found at depths below 15,000 feet. In addition, we believe that our large 3-D seismic inventory, much of which is proprietary to us, provides us with significant advantages over our competitors, which largely prefer to drill shallower development wells. As a result of our aggressive land acquisition and seismic acquisition strategies, we have been able to accumulate an onshore leasehold position of approximately three million net acres and have acquired rights to over one million acres of 3-D seismic data to help evaluate our expansive acreage inventory. On this very large acreage position, our technical teams have identified over 5,000 exploratory and developmental drillsites, representing a backlog of more than seven years of future drilling opportunities.

•	Hedging Program. We have used and intend to continue using hedging programs to reduce the risks inherent in producing oil and natural gas, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue and may even increase in the years ahead, but that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes lock in unusually high rates of return on our invested capital. Between January 1, 2001 and June 30, 2004, we have increased our oil and gas revenues by $154 million of net realized gains through our successful hedging programs. We currently have gas hedges in place covering 54% of our anticipated gas production for the second half of 2004 and 17% of our anticipated gas production for 2005, including production anticipated from our recent and pending acquisitions, at average NYMEX prices of $5.20 and $4.74 per mcf, respectively. In addition, we have 95% of our projected oil production hedged for the second half of 2004 and 9% of our projected oil production hedged for 2005 at average NYMEX prices of $30.21 and $31.56 per barrel of oil, respectively.

•	Entrepreneurial Management. Our management team formed the company in 1989 with an initial capitalization of $50,000. Since then, our current management team has guided the company through various operational and industry challenges and extremes of oil and gas prices to create one of the six largest independent producers of natural gas in the United States with an enterprise value of approximately $7.6 billion (pro forma for this offering and our pending senior notes offering). Our co-founders, Aubrey K. McClendon and Tom L. Ward, have been business partners in the oil and gas industry for 21 years and beneficially own, as of July 21, 2004, approximately 16.0 million and 17.6 million of our common shares, respectively. They have each committed to purchase $5 million of common stock in this offering at the price offered to the public, bringing their combined common and preferred stock purchases to $110 million since the beginning of 2003.

Recent Financial Developments

We recently announced the following developments:

•	Financial and Operating Results. On July 26, 2004, we announced our financial and operating results for the quarter ended June 30, 2004 together with an announcement of our pending acquisitions. We reported net income available to common shareholders of $85.8 million, or $0.31 per fully diluted common share, on total revenues of $574.3 million for the second quarter of 2004, compared to net income available to common shareholders of $76.3 million, or $0.31 per fully diluted common share, on total revenues of $429.8 million for the second quarter of 2003. Net income available to common shareholders for the second quarter of 2004 and 2003 includes a net unrealized after-tax (loss) gain of ($7.1) million and $2.0 million, or ($0.02) and $0.01 per fully diluted common share, respectively, resulting from our oil and natural gas and interest rate hedging programs.

We	also reported production for the quarter ended June 30, 2004 of 86.5 bcfe, compared to production of 67.3 bcfe for the quarter ended June 30, 2003 and production of 78.9 bcfe for the quarter ended March 31, 2004. The increase of production for the second quarter of 2004 over production for the second quarter of 2003 consists of 7.7 bcfe generated from organic growth through drilling and 11.5 bcfe generated from acquisitions. Our production for the second quarter of 2004 was comprised of 76.5 bcf of natural gas and 1.67 mmbo of oil and natural gas liquids. During the second quarter of 2004, we replaced production with an internally estimated 429 bcfe of new oil and natural gas reserves, 143 bcfe of which was generated through drilling and 286 bcfe of which was generated through acquisitions.

The following table sets forth certain consolidated financial data included in our July 26, 2004 announcement of financial and operating results for each of the three months ended June 30, 2004 and June 30, 2003.

	Three Months Ended June 30,
	2003	2004
	(unaudited)
	(in thousands, except per share data)
Total revenues	$429,815	$574,292
Total operating costs	259,913	395,012

Income from operations	169,902	179,280

Total other income (expense)	(37,255)	(27,471)

Income before income taxes	132,647	151,809

Income tax expense	50,407	54,654

Net income	82,240	97,155
Preferred stock dividends	(5,979)	(11,344)

Net income available to common shareholders	76,261	85,811

Earnings per common share—basic	$0.36	$0.36

Earnings per common share—assuming dilution	$0.31	$0.31

•	Pending Private Offering of Senior Notes. On July 28, 2004 we priced a private placement of $300 million of 7.00% Senior Notes due 2014. The net proceeds are estimated to be $294.5 million and are expected to be used to finance a portion of the Tilford Pinson acquisition and the pending acquisitions described above. The senior notes offering is expected to close concurrently with this offering on August 2, 2004. There is no assurance that the offering will be completed or, if completed, completed for the amount contemplated. The closing of this offering is not conditioned on the closing of the senior notes offering.

The Offering

Common stock offered by Chesapeake	20,000,000 shares(1)

Common stock outstanding after this offering	264,470,142 shares(1)(2)

Use of Proceeds

The net proceeds to us from this offering, after deducting discounts to the underwriters and estimated expenses of the offering, will be approximately $283.7 million. Net proceeds are expected to be used to finance a portion of the pending Bravo and Legend acquisitions and to repay amounts outstanding under our existing bank credit facility incurred to finance the Tilford Pinson acquisition. If we are unable to complete either or both of the pending acquisitions, we will use the net proceeds allocated to such acquisition for general corporate purposes, including to fund costs of our drilling program and possible future acquisitions. Please read “Use of Proceeds.”

New York Stock Exchange Symbol	CHK

(1)	Excludes shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 23,000,000. We had 244,470,142 shares of our common stock outstanding at July 21, 2004.
(2)	Excludes shares of common stock potentially issuable upon the exercise of stock options, which as of July 21, 2004 included 25,201,639 shares potentially issuable upon the exercise of outstanding stock options at a weighted average price of $5.96 and 7,710,206 shares of common stock reserved for issuance upon exercise of future additional options or awards of restricted stock, if granted under our stock compensation plans. Also excludes, as of July 21, 2004:

•	19,466,214 shares of common stock potentially issuable upon conversion of the 2,997,800 shares of our outstanding issue of 6.75% Cumulative Convertible Preferred Stock at an initial conversion price of $7.70 per share;

•	22,358,300 shares of common stock potentially issuable upon conversion of the 4,600,000 shares of our outstanding issue of 6.00% Cumulative Convertible Preferred Stock at an initial conversion price of $10.287 per share;

•	10,515,945 shares of common stock potentially issuable upon conversion of the 1,725,000 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock at an initial conversion price of $16.40 per share;

•	18,812,385 shares of common stock potentially issuable upon conversion of the 313,250 shares of our outstanding issue of 4.125% Cumulative Convertible Preferred Stock at an initial conversion price of $16.65 per share;

•	422,527 shares of common stock potentially issuable upon exercise of warrants with a weighted average exercise price of $14.55 per share; and

•	5,071,571 shares of treasury stock.

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Supplemental Risk Factors” in this prospectus supplement and the section entitled “Risk Factors” in the accompanying prospectus for a discussion of risks relating to an investment in our common stock.

Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004. This data was derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2003, and from our unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the three months ended March 31, 2004, each of which are incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in our annual report on Form 10-K and in our quarterly report on Form 10-Q, which are incorporated by reference herein.

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except ratios and per share data)
Statement of Operations Data:
Revenues:
Oil and gas sales	$820,318	$568,187	$1,296,822	$286,019	$419,793
Oil and gas marketing sales	148,733	170,315	420,610	90,308	143,336

Total revenues	969,051	738,502	1,717,432	376,327	563,129

Operating costs:
Production expenses	75,374	98,191	137,583	31,457	44,803
Production taxes	33,010	30,101	77,893	18,597	14,936
General and administrative expenses:
General and administrative (excluding stock based compensation)	13,649	17,262	22,808	5,379	8,166
Stock based compensation	800	356	945	—	1,869
Oil and gas marketing expenses	144,373	165,736	410,288	89,358	139,664
Oil and gas depreciation, depletion and amortization	172,902	221,189	369,465	76,614	119,908
Depreciation and amortization of other assets	8,663	14,009	16,793	3,684	5,739
Provision for legal settlements	—	—	6,402	286	—

Total operating costs	448,771	546,844	1,042,177	225,375	335,085

Income from operations	520,280	191,658	675,255	150,952	228,044

Other income (expense):
Interest and other income	2,877	7,340	2,827	763	1,343
Interest expense	(98,321)	(112,031)	(154,356)	(37,004)	(46,545)
Loss on investment in Seven Seas	—	(17,201)	(2,015)	—	—
Loss on repurchases or exchanges of debt	(76,667)	(2,626)	(20,759)	—	(6,925)
Impairment of investment in securities	(10,079)	—	—	—	—
Gain on sale of Canadian subsidiary	27,000	—	—	—	—
Gothic standby credit facility costs	(3,392)	—	—	—	—

Total other income (expense)	(158,582)	(124,518)	(174,303)	(36,241)	(52,127)

Income before income taxes and cumulative effect of accounting change	361,698	67,140	500,952	114,711	175,917
Total income tax expense	144,292	26,854	190,360	43,591	63,327

Net income before cumulative effect of accounting change	217,406	40,286	310,592	71,120	112,590
Cumulative effect of accounting change (net of income taxes of $1,464,000)	—	—	2,389	2,389	—

Net income	217,406	40,286	312,981	73,509	112,590
Preferred stock dividends	(2,050)	(10,117)	(22,469)	(3,526)	(8,168)

Net income available to common shareholders	$215,356	$30,169	$290,512	$69,983	$104,422

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except ratios and per share data)
Earnings per common share—basic:
Income before cumulative effect of accounting change	$1.33	$0.18	$1.36	$0.34	$0.44
Cumulative effect of accounting change	—	—	0.02	0.01	—

Net income	$1.33	$0.18	$1.38	$0.35	$0.44

Earnings per common share—assuming dilution:
Income before cumulative effect of accounting change	$1.25	$0.17	$1.20	$0.31	$0.38
Cumulative effect of accounting change	—	—	0.01	0.01	—

Net income	$1.25	$0.17	$1.21	$0.32	$0.38

Other Financial Data:
Ratio of earnings to fixed charges(1)	4.4x	1.5x	4.0x	3.9x	4.9x
Ratio of earnings to fixed charges and preference dividends(1)	4.2x	1.3x	3.3x	3.4x	3.8x

	As of December 31,			As of March 31, 2004 (unaudited)
				Historical	Pro Forma(2)	Pro Forma As Adjusted(3)	Pro Forma As Further Adjusted(4)
	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Total assets	$2,286,768	$2,875,608	$4,572,291	$5,557,462	$5,899,287	$6,173,155	$6,494,787
Long-term debt, net of current maturities and discounts	1,329,453	1,651,198	2,057,713	2,012,147	2,316,774	2,306,954	2,628,586
Stockholders’ equity	767,407	907,875	1,732,810	2,330,179	2,367,377	2,651,065	2,651,065

(1)	For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preference dividends, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pre-tax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.
(2)	On a pro forma basis to reflect (i) our May 2004 offering of senior notes and the application of $288.6 million in net proceeds therefrom used to finance a portion of our Greystone acquisition completed June 2, 2004; (ii) the borrowings incurred under our bank credit facility and cash on hand used to finance a portion of our Greystone acquisition; (iii) cash on hand used to finance $100 million of other acquisitions closed since March 31,2004; and (iv) the exercise of the initial purchasers’ over-allotment option in April 2004 in connection with our issuance of 4.125% preferred stock in March 2004.
(3)	Pro forma as adjusted to reflect the consummation of this offering.
(4)	Pro forma as further adjusted to reflect our pending private placement of $300 million of senior notes and the application of the anticipated net proceeds, together with the net proceeds of this offering, to fund our Tilford Pinson acquisition and our pending Bravo and Legend acquisitions. In the event either the Bravo acquisition or the Legend acquisition is not completed, some or all of the net proceeds from our pending private placement of $300 million of senior notes and this offering would be available to invest in our current drilling program and future acquisitions or repay bank indebtedness. As of July 21, 2004, we had $354 million outstanding under our bank revolving credit facility. Please read “Use of Proceeds.”

SUPPLEMENTAL RISK FACTORS

You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated herein by reference before deciding to invest in our common stock.

Oil and gas prices are volatile. A decline in prices could adversely affect our financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 89% of our proved reserves at March 31, 2004 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service and preferred stock dividend payments on our indebtedness and preferred stock as such payments become due.

As of March 31, 2004, we had long-term indebtedness of $2.0 billion ($2.6 billion on a pro forma basis), with no amounts drawn under our $500 million bank revolving credit facility. Our long-term indebtedness represented 46% of our total book capitalization at March 31, 2004. In May 2004, we issued $300 million in aggregate principal amount of 7.50% Senior Notes due 2014. As of July 21, 2004, we had $354 million outstanding under our bank revolving credit facility. We expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a significant portion of our cash flows must be used to service our indebtedness and pay dividends on preferred stock, and our business may not generate sufficient cash flow from operations to enable us to continue to meet our obligations under our indebtedness and our stated dividends on our preferred stock;

•	a high level of debt and preferred stock increases our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry, and the rights and preferences applicable to our preferred stock may limit our ability to pay dividends on our common stock; and

•	a high level of debt and preferred stock may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes.

We may incur additional debt, including significant secured indebtedness, or issue additional series of preferred stock, in order to make future acquisitions or to develop our properties. A higher level of indebtedness and additional preferred stock increases the risk that we may default on our existing debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Our hedging activities may reduce the realized prices received for our oil and gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of March 31, 2004 and June 30, 2004 was a liability of approximately $169 million and $196 million, respectively. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

Some of our commodity price and interest rate risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. As of March 31, 2004, we were required to post a total of $75.0 million of collateral with our counterparties through letters of credit issued under our bank credit facility with respect to commodity price and financial risk management transactions. As of July 21, 2004, we were required to post a total of $72 million of collateral. Future collateral requirements are uncertain and will depend on arrangements with our counterparties, highly volatile natural gas and oil prices and fluctuations in interest rates.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus supplement and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves and estimates relating to pending acquisitions. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2003, approximately 26% of our estimated proved reserves by volume were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including $351 million in 2004. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus supplement and the documents incorporated by reference in this prospectus supplement represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2003 present value is based on weighted average oil and gas prices of $30.22 per barrel of oil and $5.68 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the costs for the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. Future interest rates and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Reserve estimates of properties acquired in 2004 have not been prepared by independent petroleum engineers. Our internal estimates may not be as reliable as estimates of those reserves by independent engineers.

Our estimates of proved reserves attributed to our 2004 acquisitions, including our pending Bravo and Legend acquisitions, included herein or incorporated by reference in this prospectus supplement have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data available to us which may not be as complete as data available on our other properties. Oil and gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

We may not have funds sufficient to make the significant capital expenditures required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flows from operations are not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 26% of our total estimated proved reserves by volume at December 31, 2003 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

Our pending acquisitions may not close as anticipated.

While we expect that our pending Bravo and Legend acquisitions will close by August 31, 2004 without material reduction in value or size, this offering is not conditioned on the closing of either acquisition and these acquisitions may not ultimately close. The closing of the Bravo and Legend acquisitions are subject to customary closing conditions, including review of title and environmental issues to determine whether closing representations and warranties are true. The closing prices of the Bravo and Legend acquisitions are subject to adjustment for certain items. We do not believe these adjustments, if made, would have a significantly adverse effect on the Bravo and Legend acquisitions or materially reduce the amount of acquired reserves.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

A significant portion of our recent growth is due to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us. Therefore, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. Our current intention is to continue focusing on acquiring properties with development and exploration potential located in the Mid-Continent, South Texas, Ark-La-Tex and Permian regions. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test, which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against future earnings. Our aggregate present value of future net revenues plus the value of the unproved properties would equal the recorded net book value of our oil and gas properties at December 31, 2003, assuming an index price of approximately $3.25 per mcf for gas and $32.25 per barrel for oil. If index prices were to fall below these levels, we could experience a writedown of the book value of our oil and gas assets.

Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to continue to obtain insurance at premium levels that justify its purchase.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our drilling costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	the high cost or shortages or delays in the availability of drilling rigs and equipment.

The loss of key personnel could adversely affect our ability to operate.

We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties, marketing oil and gas production, and developing and executing financing and hedging strategies. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business. We do not maintain key person life insurance on any of our personnel.

Lower oil and gas prices could negatively impact our ability to borrow.

Our bank credit facility limits our borrowings to $500 million based on current bank commitments as of the date of this prospectus supplement. The borrowing base, currently $600 million, is determined periodically at the discretion of a majority of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets, which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in all of our indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus supplement, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $283.7 million, after deducting underwriters’ discounts and commissions and the estimated expenses of the offering. We intend to use the net proceeds from this offering together with the estimated $294.5 million in net proceeds from our pending private placement of $300 million of 7.00% Senior Notes due 2014 to finance the pending Bravo and Legend acquisitions, which are both subject to the satisfaction of customary closing conditions, to repay any amounts outstanding under a short term standby facility, which we may use to finance the Bravo acquisition, and to repay amounts outstanding under our bank revolving credit facility incurred to finance the Tilford Pinson acquisition. We expect our pending private placement of senior notes to close concurrently with this offering on August 2, 2004.

If we have any remaining net proceeds, or if we are unable to complete either or both of the Bravo and Legend acquisitions, the remaining net proceeds will be used by us for general corporate purposes, including to fund costs of our drilling program and possible future acquisitions. Pending such use, we will use a portion of the net proceeds from this offering and the pending debt offering to repay a portion of the $354 million outstanding under our bank revolving credit facility as of July 21, 2004.

CAPITALIZATION

The following table shows our unaudited capitalization as of March 31, 2004:

•	on a historical basis;

•	on a pro forma basis to reflect (i) our May 2004 offering of senior notes and the application of $288.6 million in net proceeds therefrom used to finance a portion of our Greystone acquisition completed June 2, 2004; (ii) the borrowings incurred under our bank credit facility and cash on hand used to finance a portion of our Greystone acquisition; (iii) cash on hand used to finance $100 million of other acquisitions closed since March 31, 2004; and (iv) the exercise of the initial purchasers’ over-allotment option in April 2004 in connection with our issuance of 4.125% preferred stock in March 2004;

•	on a pro forma basis as adjusted to reflect the consummation of this offering (assuming no exercise of the underwriters’ over-allotment option); and

•	on a pro forma basis as further adjusted to reflect our pending $300 million private placement of senior notes and the application of the anticipated $294.5 million net proceeds, together with the net proceeds from this offering, to fund our Tilford Pinson acquisition and our pending Bravo and Legend acquisitions.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2003, and our quarterly report on Form 10-Q for the quarter ended March 31, 2004, which are incorporated by reference herein.

	As of March 31, 2004
	Historical	Pro Forma	Pro Forma As Adjusted	Pro Forma As Further Adjusted(1)
	(in thousands)
Cash and cash equivalents	$189,425	$—	$273,868	$—

Long-term debt:
Bank revolving credit facility	$—	$9,820	$—	$21,632
8.375% Senior Notes due 2008	209,815	209,815	209,815	209,815
8.125% Senior Notes due 2011	245,407	245,407	245,407	245,407
9.000% Senior Notes due 2012	300,000	300,000	300,000	300,000
7.500% Senior Notes due 2013	363,823	363,823	363,823	363,823
7.500% Senior Notes due 2014	—	300,000	300,000	300,000
7.000% Senior Notes due 2014	—	—	—	300,000
7.750% Senior Notes due 2015	300,408	300,408	300,408	300,408
6.875% Senior Notes due 2016	670,487	670,487	670,487	670,487
Discount, net of premium, on senior notes	(77,793)	(82,986)	(82,986)	(82,986)

Total long-term debt	2,012,147	2,316,774	2,306,954	2,628,586

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 authorized
6.75% cumulative convertible preferred stock, 2,997,800 shares issued and outstanding, entitled in liquidation to $149.9 million	149,890	149,890	149,890	149,890
6.00% cumulative convertible preferred stock, 4,600,000 shares issued and outstanding, entitled in liquidation to $230.0 million	230,000	230,000	230,000	230,000
5.00% cumulative convertible preferred stock, 1,725,000 shares issued and outstanding, entitled in liquidation to $172.5 million	172,500	172,500	172,500	172,500
4.125% cumulative convertible preferred stock, 275,000 and 313,250 shares issued and outstanding, entitled in liquidation to $275.0 million and $313.3 million	275,000	313,250	313,250	313,250
Common stock, $.01 par value, 350,000,000 shares authorized, 247,005,377 shares issued and outstanding (267,005,377 pro forma for the pending common stock offering)	2,470	2,470	2,670	2,670
Paid-in capital	1,687,844	1,686,792	1,970,280	1,970,280
Accumulated deficit	(72,600)	(72,600)	(72,600)	(72,600)
Accumulated other comprehensive income (loss)	(92,834)	(92,834)	(92,834)	(92,834)
Less: treasury stock, at cost, 5,071,571 common shares	(22,091)	(22,091)	(22,091)	(22,091)

Total stockholders’ equity	2,330,179	2,367,377	2,651,065	2,651,065

Total capitalization	$4,342,326	$4,684,151	$4,958,019	$5,279,651

(1)	In the event that both the Bravo acquisition and the Legend acquisition are not completed, we would have pro forma as further adjusted cash on hand of $548.4 million, including net proceeds from this offering and our pending private placement of $300 million of senior notes, to invest in our current drilling program and future acquisitions and no pro forma as further adjusted amounts would have been borrowed on our bank revolving credit facility. As of July 21, 2004, we had approximately $354 million outstanding under our bank revolving credit facility.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CHK.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Sales Price
	High	Low
2002:
First Quarter	$7.78	$5.05
Second Quarter	$8.55	$6.81
Third Quarter	$7.25	$4.50
Fourth Quarter	$8.06	$5.89

2003:
First Quarter	$8.64	$7.27
Second Quarter	$11.45	$7.45
Third Quarter	$10.97	$9.17
Fourth Quarter	$14.00	$10.66

2004:
First Quarter	$13.98	$11.70
Second Quarter	$15.05	$12.68
Third Quarter (through July 28, 2004)	$16.24	$14.49

On July 28, 2004, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $15.01 per share. On that date, there were approximately 1,200 holders of record. We believe we have over 109,000 beneficial owners of our common stock.

DIVIDEND POLICY

In the third quarter of 2002 we began paying a $0.03 per quarter cash dividend on our common stock. In the third quarter of 2003 we increased this dividend to $0.035 per share. In the third quarter of 2004, we increased this dividend to $0.045 per share. We intend to continue to pay this quarterly dividend; however, the payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions.

The indentures governing substantially all of our senior notes contain restrictions on our ability to declare and pay cash dividends. Under those indentures, we may not pay dividends on our common stock if an event of default has occurred, if we have not met the debt incurrence tests set forth in the indentures or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amount.

The certificates of designation for our 6.75% Cumulative Convertible Preferred Stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock and our 4.125% Cumulative Convertible Preferred Stock prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on such series of our preferred stock.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is a beneficial owner of common stock that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, with certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes. We believe that we currently are a USRPHC. However, gain on the sale or other disposition of common stock by you generally will not be subject to U.S. federal income tax provided you do not actually or constructively own more than 5% of the common stock during the five-year period preceding the disposition.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

Under the terms and conditions contained in an underwriting agreement, dated July 28, 2004, each of the underwriters named below, for whom Banc of America Securities LLC, Credit Suisse First Boston LLC, Lehman Brothers Inc. and Raymond James & Associates, Inc. are acting as representatives, have severally agreed to purchase from us the following respective numbers of shares of common stock.

Underwriters	Number of Shares
Banc of America Securities LLC	5,000,000
Credit Suisse First Boston LLC	2,500,000
Lehman Brothers Inc.	2,500,000
Raymond James & Associates, Inc.	2,500,000
Bear, Stearns & Co. Inc.	1,000,000
Citigroup Global Markets Inc.	1,000,000
Deutsche Bank Securities Inc.	1,000,000
Morgan Stanley & Co. Incorporated	1,000,000
RBC Capital Markets Corporation.	1,000,000
UBS Securities LLC	1,000,000
Howard Weil Incorporated	250,000
Johnson Rice & Company L.L.C.	400,000
Morgan Keegan & Company, Inc.	200,000
Pritchard Capital Partners, LLC	250,000
Simmons & Company International	400,000

Total	20,000,000

We have been advised by the underwriters that they propose to offer the common stock initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers (who may include the underwriters) at such public offering price less a concession not to exceed $0.33 per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $.010 per share. After the initial public offering of the common stock, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the underwriters.

Over-Allotment Options

We have granted to the underwriters an option to purchase up to an additional 3,000,000 shares of common stock at the initial public offering price to the public, less the underwriting discounts and commissions, shown on the cover page of this prospectus supplement, solely to cover over-allotments, if any. This option may be exercised at any time up to 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each of the underwriters will be committed (subject to certain conditions) to purchase a number of additional shares of common stock proportionate to its initial commitment as indicated in the preceding table.

Commissions and Expenses

The following table summarizes the underwriting discount we will pay. The underwriting discount is equal to the public offering price less the amount paid to us. The underwriting discount is equal to 3.75% of the public offering price.

	No Exercise	Full Exercise
Per share	$0.55	$0.55
Total	$11,000,000	$12,650,000

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $250,000. The underwriters have agreed to pay certain expenses in connection with the offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

Except for the common stock offered hereby, we have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, common stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this prospectus supplement without the prior written consent of Banc of America Securities LLC on behalf of the underwriters. Aubrey K. McClendon and Tom L. Ward have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock, or any securities convertible into or exchangeable for, or any rights to acquire, our common stock, or our other capital stock, with certain exceptions, for 90 days following the date of this prospectus supplement without the prior written consent of Banc of America Securities LLC.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

Our shares of common stock are listed on the NYSE under the symbol “CHK”.

Affiliations

Banc of America Securities LLC, Credit Suisse First Boston LLC, Lehman Brothers Inc., Raymond James & Associates, Inc., Citigroup Global Markets Inc., Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, RBC Capital Markets Corporation, Howard Weil Incorporated, Johnson Rice & Company L.L.C. and Simmons & Company International have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Affiliates of each of Banc of America Securities LLC, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. are lenders under our existing bank credit facility. An affiliate of UBS Securities LLC may be a lender under a short term standby facility that we may use to provide funds for the closing of the Bravo acquisition. Frederick B. Whittemore, a member of our board of directors, is an advisory director of Morgan Stanley Dean Witter & Co., an affiliate of Morgan Stanley & Co. Incorporated.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Company and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to the Company, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against the Company and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

The Company is organized under the laws of the State of Oklahoma in the United States of America. All, or substantially all, of the directors and officers of the Company, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la reception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit a la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient redigés en anglais seulement.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Commercial Law Group, P.C., Oklahoma City, Oklahoma. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law. Shannon T. Self, a shareholder in Commercial Law Group, P.C., is a director of Chesapeake. As of July 21, 2004, Mr. Self owned 196,742 shares of our common stock.

EXPERTS

The consolidated financial statements of Chesapeake Energy Corporation incorporated in this prospectus supplement by reference to the annual report on Form 10-K of Chesapeake Energy Corporation for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s annual report on Form 10-K for the year ended December 31, 2003, were based upon reserve reports prepared by Ryder Scott Company, L.P., Netherland, Sewell & Associate, Inc. and Lee Keeling and Associates, Inc., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

Prospectus

$600,000,000

Chesapeake Energy Corporation

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Guarantees of Debt Securities of Chesapeake Energy Corporation by:

Carmen Acquisition, L.L.C.

Chesapeake Acquisition, L.L.C.

Chesapeake Energy Louisiana Corporation

Chesapeake EP, L.L.C.

Chesapeake Exploration Limited Partnership

Chesapeake Louisiana, L.P.

Chesapeake Operating, Inc.

Chesapeake Panhandle Limited Partnership

Chesapeake Permian, L.P.

Chesapeake Permian Acquisition, L.L.C.

Chesapeake PRH Corp.

Chesapeake Royalty, L.L.C.

Gothic Energy, L.L.C.

Gothic Production, L.L.C.

Nomac Drilling Corporation

Chesapeake Mountain Front, L.L.C.

Chesapeake ORC, L.L.C.

Sap Acquisition, L.L.C.

Chesapeake-Staghorn Acquisition L.P.

Chesapeake KNAN Acquisition, L.L.C.

Chesapeake ENO Acquisition, L.L.C.

Chesapeake South Texas Corp.

Chesapeake Focus, L.L.C.

Chesapeake Sigma, L.P.

Chesapeake Zapata, L.P.

MC Mineral Company, L.L.C.

Oxley Petroleum Co.

John C. Oxley, L.L.C.

We may from time to time offer and sell common stock, preferred stock, depositary shares and debt securities that will be fully, irrevocably and unconditionally guaranteed by certain of our subsidiaries, Carmen Acquisition, L.L.C., Chesapeake Acquisition, L.L.C., Chesapeake Energy Louisiana Corporation, Chesapeake EP, L.L.C. , Chesapeake Exploration Limited Partnership, Chesapeake Louisiana, L.P., Chesapeake Operating, Inc., Chesapeake Panhandle Limited Partnership, Chesapeake Permian, L.P., Chesapeake PRH Corp., Chesapeake Royalty, L.L.C., Gothic Energy, L.L.C., Gothic Production, L.L.C., Nomac Drilling Corporation, Chesapeake Mountain Front, L.L.C., Chesapeake ORC, L.L.C., Sap Acquisition, L.L.C., Chesapeake-Staghorn Acquisition L.P., Chesapeake KNAN Acquisition, L.L.C., Chesapeake ENO Acquisition, L.L.C., Chesapeake South Texas Corp., Chesapeake Focus, L.L.C., Chesapeake Sigma, L.P., MC Mineral Company, L.L.C., Oxley Petroleum Co., John C. Oxley, L.L.C., Chesapeake Zapata, L.P. and Chesapeake Permian Acquisition, L.L.C.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

INVESTING IN OUR SECURITIES INVOLVES RISKS. PLEASE READ CAREFULLY THE SECTION ENTITLED “ RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 27, 2004.

You should rely only on the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $600 million. This prospectus provides you with a general description of the securities we may offer pursuant to this prospectus. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a complete understanding of the offering of securities, you should refer to the registration statement relating to this prospectus, including its exhibits. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT CHESAPEAKE ENERGY CORPORATION

We are one of the five largest independent natural gas producers in the United States in terms of natural gas produced, owning interests in approximately 15,000 producing oil and gas wells. Our year-end 2003 proved oil and natural gas reserves were approximately 3.2 tcfe. After giving effect to our acquisitions in January 2004, including that of Concho Resources Inc., we believe our estimated proved oil and natural gas reserves would be approximately 3.4 tcfe as of December 31, 2003. Approximately 90% of our proved reserves by volume at December 31, 2003 were natural gas, and approximately 87% of our proved reserves by volume at December 31, 2003 were located in our primary operating area—the Mid-Continent region of the United States, which includes Oklahoma, western Arkansas, southwestern Kansas and the Texas Panhandle. In addition, we are building secondary operating areas in the Permian Basin of western Texas and eastern New Mexico and in the South Texas and Texas Gulf Coast regions.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Chesapeake,” “we,” “us” or “our” are to Chesapeake Energy Corporation and its subsidiaries.

ABOUT THE SUBSIDIARY GUARANTORS

Carmen Acquisition, L.L.C., Chesapeake Acquisition, L.L.C., Chesapeake Energy Louisiana Corporation, Chesapeake EP, L.L.C , Chesapeake Exploration Limited Partnership, Chesapeake Louisiana, L.P., Chesapeake Operating, Inc., Chesapeake Panhandle Limited Partnership, Chesapeake Permian, L.P., Chesapeake PRH Corp., Chesapeake Royalty, L.L.C., Gothic Energy, L.L.C., Gothic Production, L.L.C., Nomac Drilling Corporation, Chesapeake Mountain Front, L.L.C., Chesapeake ORC, L.L.C., Sap Acquisition, L.L.C., Chesapeake-Staghorn Acquisition L.P., Chesapeake KNAN Acquisition, L.L.C., Chesapeake ENO Acquisition, L.L.C., Chesapeake South Texas Corp., Chesapeake Focus, L.L.C., Chesapeake Sigma, L.P., MC Mineral Company, L.L.C., Oxley Petroleum Co., John C. Oxley, L.L.C., Chesapeake Zapata, L.P. and Chesapeake Permian Acquisition, L.L.C. constitute substantially all of our subsidiaries as of the date of this prospectus other than Chesapeake Energy Marketing, Inc., Mayfield Processing, L.L.C. and Midcon Compression, L.P. and, unless otherwise indicated in an accompanying prospectus supplement, each will jointly and severally, fully, irrevocably and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. We refer to these subsidiaries guarantors in this prospectus as the “Subsidiary Guarantors.” Financial information concerning our Subsidiary Guarantors and non-guarantor subsidiaries will be included in our consolidated financial statements filed as a part of our periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, to the extent required by the rules and regulations of the SEC.

RISK FACTORS

Your investment in our securities will involve risks. Before deciding whether an investment in our securities is appropriate for you, you should carefully consider the risks described below, in addition to the other information and risk factors contained in, or incorporated by reference into, this prospectus, including any risk factors contained in any annual report on Form 10-K incorporated by reference and any accompanying prospectus supplement.

Risks Related to Our Capital Stock

We may not be able to pay cash dividends on our capital stock.

We are required to pay all declared dividends on our preferred stock in cash. Our existing indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing indentures, we may pay cash dividends and make other distributions on or in respect of our capital stock, including our preferred and common stock, only if certain financial tests are met.

Under Oklahoma law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on our capital stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock and common stock (if declared), we may not have sufficient cash to pay dividends on our preferred stock or common stock, as the case maybe.

Our certificate of incorporation, bylaws, the Oklahoma General Corporation Act and our shareholder rights agreement contain provisions that could discourage an acquisition or change of control of our company.

Our shareholder rights agreement and the Oklahoma Business Combination Statute, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices. Please read “Description of Capital Stock — Anti-Takeover Provisions.”

Risks Related to Debt Securities

If an active trading market does not develop for a series of debt securities sold pursuant to this prospectus, you may be unable to sell any such debt securities or to sell any such debt securities at a price that you deem sufficient.

Unless otherwise specified in an accompanying prospectus supplement, any debt securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may not list any debt securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of debt securities may advise us that they intend to make a market in those debt securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for any series of debt securities will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any debt securities you may own or the price at which you may be able to sell your debt securities.

A guarantee of debt securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of debt securities being able to rely on only Chesapeake Energy Corporation to satisfy claims.

Any series of debt securities issued pursuant to this prospectus will be fully, irrevocably and unconditionally guaranteed by the Subsidiary Guarantors. However, under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, such a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Holders of any debt securities sold pursuant to this prospectus will be effectively subordinated to all of our and the Subsidiary Guarantors’ secured indebtedness and to all liabilities of our non-guarantor subsidiaries.

Holders of our secured indebtedness, including the indebtedness under our credit facilities, have claims with respect to our assets constituting collateral for their indebtedness that are prior to the claims of any debt securities sold pursuant to this prospectus. In the event of a default on such debt securities or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on debt securities sold pursuant to this prospectus. Accordingly, the secured indebtedness would effectively be senior to such series of debt securities to the extent of the value of the collateral securing the indebtedness. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the debt securities issued pursuant to this prospectus and the holders of other claims against us with respect to our other assets.

In addition, the Subsidiary Guarantors do not constitute all of our subsidiaries and any series of debt securities issued and sold pursuant to this prospectus will not be guaranteed by all of our subsidiaries, and our non-guarantor subsidiaries will be permitted to incur additional indebtedness under the indenture. As a result, holders of such debt securities will be effectively subordinated to claims of third party creditors, including holders of indebtedness, and preferred shareholders of these non-guarantor subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental taxing authorities, holders of indebtedness or guarantees issued by the non-guarantor subsidiaries and preferred shareholders of the non-guarantor subsidiaries, will generally have priority as to the assets of the non-guarantor subsidiaries over our claims and equity interests. As a result, holders of our indebtedness, including the holders of the debt securities sold pursuant to this prospectus, will be effectively subordinated to all those claims.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com (click on “Investor Relations” and then “SEC Filings”). Information contained on our website is not part of this prospectus.

In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2003; and

•	our current reports on Form 8-K filed on January 9, 2004, January 12, 2004 (two reports of the same date), January 14, 2004, January 16, 2004, January 29, 2004, February 3, 2004, March 9, 2004, March 25, 2004 (two reports of the same date) and April 7, 2004 (excluding any information furnished pursuant to Item 9 or Item 12 on any such current report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and gas reserve estimates, planned capital expenditures, the drilling of oil and gas wells and future acquisitions, the impact of recent acquisitions, expected oil and gas production, cash flow and anticipated liquidity and leverage ratios, business strategy and other plans and objectives for future operations, expected future expenses and utilization of net operating loss carryforwards. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” in our most recent annual report on Form 10-K which is incorporated by reference into this prospectus, and include:

•	the volatility of oil and gas prices;

•	our substantial indebtedness and outstanding preferred stock;

•	the cost and availability of drilling and production services;

•	our commodity price risk management activities, including counterparty contract performance risk;

•	uncertainties inherent in estimating quantities of oil and gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves;

•	the availability of capital;

•	uncertainties in evaluating oil and gas reserves of acquired properties and associated potential liabilities;

•	projecting future rates of production and the timing of development expenditures;

•	declines in the values of our oil and gas properties resulting in ceiling text write- downs;

•	drilling and operating risks;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation;

•	the strength and financial resources of our competitors; and

•	the loss of officers or key employees.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

USE OF PROCEEDS

Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS

For purposes of determining the ratios of earnings to fixed charges and combined fixed charges and preferred dividends, earnings are defined as net income (loss) before income taxes, cumulative effect of accounting change, pre-tax loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized), and amortization of debt expenses and discount or premium relating to any indebtedness. Preferred dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

	Year Ended December 31,
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges	1.4x	3.1x	4.4x	1.5x	4.0x
Ratio of earnings to combined fixed charges and preferred dividends	1.1x	2.8x	4.2x	1.3x	3.3x

DESCRIPTION OF DEBT SECURITIES

We will issue our debt securities under an indenture, among us, as issuer, The Bank of New York, as Trustee, and the Subsidiary Guarantors. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee and the Subsidiary Guarantors may enter into supplements to the Indenture from time to time.

This description is a summary of the material provisions of the debt securities and the Indenture. We urge you to read the form of the Indenture filed as an exhibit to the registration statement of which this prospectus is a part because the Indenture, and not this description, govern your rights as a holder of debt securities.

General

The Debt Securities. Any series of debt securities that we issue:

•	will be our general obligations; and

•	will be general obligations of the Subsidiary Guarantors.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of our board of directors and an accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	any changes to or additional Events of Default;

•	any affirmative or negative covenants relating to such series, including, without limitation, financial and other covenants that restrict our and our Restricted Subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make investments and other restricted payments;

•	create restrictions on the payment of dividends or other amounts to us from our Restricted Subsidiaries;

•	incur liens;

•	engage in transactions with affiliates;

•	sell assets;

•	consolidate, merge or transfer assets; and

•	designate a Restricted Subsidiary as an Unrestricted Subsidiary; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

The Subsidiary Guarantees. The Subsidiary Guarantors, which currently constitute all of our subsidiaries other than Chesapeake Energy Marketing, Inc. and its subsidiaries Mayfield Processing, L.L.C. and Midcon Compression, L.P., will fully and unconditionally guarantee, on a joint and several basis, our obligations to pay principal of, premium, if any, and interest on any series of debt securities. Each entity that becomes a Restricted Subsidiary after the date of original issuance of any series of debt securities will guarantee the payment of such series.

Unless otherwise indicated in an accompanying prospectus supplement, “Restricted Subsidiary” means any subsidiary of our company other than an Unrestricted Subsidiary. Unless otherwise indicated in an accompanying prospectus supplement relating to a particular series of debt securities, our board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary.

Unless otherwise indicated in an accompanying prospectus supplement, “Unrestricted Subsidiary” means:

(a)	Chesapeake Energy Marketing, Inc. until it is designated as a Restricted Subsidiary;

(b)	any subsidiary of an Unrestricted Subsidiary; and

(c)	any subsidiary of our company or of a Restricted Subsidiary that is designated as an Unrestricted Subsidiary by a resolution adopted by our board of directors.

The obligations of each Subsidiary Guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

If a guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its guarantee could be reduced to zero. See “Risk Factors — Risks Related to Debt Securities — A guarantee of debt securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of debt securities being able to rely on only Chesapeake Energy Corporation to satisfy claims.”

Unless otherwise indicated in an accompanying prospectus supplement and subject to the next paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving entity) another entity unless:

•	the entity formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Debt Securities pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee; and

•	immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between our company and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the capital stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, or a Subsidiary Guarantor otherwise ceases to be a Subsidiary Guarantor, then the person acquiring the assets (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all or substantially all of the assets of such Subsidiary Guarantor) or such Subsidiary Guarantor (in any other event) will be released and relieved of any obligations under its guarantee.

Covenants

Reports. The Indenture contains the following covenant for the benefit of the holders of all series of debt securities:

Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the SEC and provide the Trustee and holders of Debt Securities with annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

A series of debt securities may provide for other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in a prospectus supplement applicable to such series.

Events of Default, Remedies and Notice

Events of Default. Unless otherwise indicated in an accompanying prospectus supplement, each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment, if any, on any debt securities of that series when due;

•	failure by us or by a Subsidiary Guarantor to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or of the Subsidiary Guarantors;

•	any of the guarantees by the Subsidiary Guarantors ceases to be in full force and effect, except as otherwise provided in the Indenture;

•	any of the guarantees by the Subsidiary Guarantors is declared null and void in a judicial proceeding; or

•	any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies. If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and the Subsidiary Guarantors of the default and such default is not cured within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above, which we refer to as the “bankruptcy provisions”, occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may:

•	waive all past defaults, except with respect to nonpayment of principal, premium or interest or any other provision of the Indenture that cannot be amended without the consent of each holder that is affected; and

•	rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest when due, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of Events of Default. Upon the occurrence of an Event of Default, we are required to give written notice to the Trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we are required to deliver to the Trustee, within 90 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

If an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add Subsidiary Guarantors with respect to the debt securities;

•	evidence the removal of a Subsidiary Guarantor with respect to the debt securities as permitted by the Indenture and as described under “— The Subsidiary Guarantees” or an accompanying prospectus supplement;

•	secure the debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us or any Subsidiary Guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee; or

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities;

•	make any change to an amendment or waiver provision which requires each holder’s consent;

•	make any change in the waiver provisions; or

•	release a Subsidiary Guarantor or modify such Subsidiary Guarantor’s guarantee in any manner adverse to the holders other than as provided under “— The Subsidiary Guarantees.”

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by us or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

•	any past default under the Indenture, subject to certain rights of the Trustee under the Indenture;

except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that are affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate our obligations:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.

If we exercise our legal defeasance option, any subsidiary guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under:

•	covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement;

•	the bankruptcy provisions with respect to the Subsidiary Guarantors, if any; and

•	the guarantee provision described under “Events of Default” above with respect to a series of debt securities.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to a Subsidiary Guarantor) or sixth bullet points under “— Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;

•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee

The Bank of New York will be the Trustee under the Indenture. The Bank of New York also serves as trustee for our 8.375% Senior Notes due 2008, our 8.125% Senior Notes due 2011, our 9% Senior Notes due 2012, our 7.5% Senior Notes due 2013, our 7.75% Senior Notes due 2015 and our 6.875% Senior Notes due 2016. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 350,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share, of which 350,000 shares are designated as Series A Junior Participating Preferred Stock, 2,997,800 shares are designated 6.75% Cumulative Convertible Preferred Stock, 4,600,000 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,725,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock and 313,250 shares are designated as 4.125% Cumulative Convertible Preferred Stock.

At our annual meeting of shareholders to be held in June 2004, we expect to propose for shareholder approval amendments to our certificate of incorporation to increase our authorized capital stock to consist of 500,000,000 shares of common stock, $.01 per share, and 20,000,000 shares of preferred stock, $.01 per share. There is no assurance the proposals will be approved by our shareholders, but if the proposals are approved, we expect to adopt the amendments. If adopted the additional authorized but unissued shares of our common and preferred stock will be available for issuance.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

As of the date of this prospectus, we have 13,950 shares of authorized but unissued preferred stock which are undesignated. Currently 2,997,800 shares of preferred stock are designated as 6.75% Cumulative Convertible Preferred Stock, all of which are currently outstanding; 4,600,000 shares of preferred stock are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding; 1,725,000 shares of preferred stock are designated as 5.00% Cumulative Convertible Preferred Stock, all of which are currently outstanding; and 313,250 shares of preferred stock are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are currently outstanding. Our board of directors has also authorized the issuance of up to 350,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing thereof.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

The prospectus supplement relating to an offering of preferred stock will specify the terms of any series of preferred stock offered by it including:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange; and

•	any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

Outstanding Cumulative Convertible Preferred Stock

General. We have four series of Convertible Preferred Stock outstanding, each with similar terms: the 6.75% Cumulative Convertible Preferred Stock, the 6.00% Cumulative Convertible Preferred Stock, the 5.00% Cumulative Convertible Preferred Stock and the 4.125% Cumulative Convertible Preferred Stock. Where the terms of the four series of preferred stock are similar, we refer to all four series of outstanding preferred stock as the “Convertible Preferred Stock.”

Ranking. All four series of Convertible Preferred Stock, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution, rank:

•	senior to all classes of our common stock and to the Series A Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the series of Convertible Preferred Stock (which we will refer to as the “Issue Date”) the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the series of Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•	on a parity with each other and any class of capital stock or series of preferred stock established after the Issue Date the terms of which expressly provide that such class or series will rank on a parity with the series of Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date the terms of which expressly provide that such class or series will rank senior to the series of Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

While any shares of any series of our Convertible Preferred Stock are outstanding, we may not authorize, increase the authorized amount of, or issue any shares of, any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares each series of Convertible Preferred Stock voting separately as a class. Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any shares of, any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

Dividends. Holders of shares of 6.75% Cumulative Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 6.75% per share on the liquidation preference thereof of $50 per share of 6.75% Cumulative Convertible Preferred Stock (equivalent to $3.375 per annum per share). Dividends on the 6.75% Cumulative Convertible Preferred Stock are payable quarterly on February 15, May 15, August 15 and November 15 of each year at such annual rate, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the 6.75% Cumulative Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Holders of shares of 6.00% Cumulative Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 6.00% per share on the liquidation preference thereof of $50 per share of 6.00% Cumulative Convertible Preferred Stock (equivalent to $3.00 per annum per share). Dividends on the 6.00% Cumulative Convertible Preferred Stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the 6.00% Cumulative Convertible Preferred Stock, whether or not in any dividend period or periods there shall be funds legally available for the payment of such dividends.

Holders of shares of 5.00% Cumulative Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 5.00% per share on the liquidation preference thereof of $100 per share of 5.00% Cumulative Convertible Preferred Stock (equivalent to $5.00 per annum per share). Dividends on the 5.00% Cumulative Convertible Preferred Stock are payable quarterly on February 15, May 15, August 15 and November 15 of each year, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the 5.00% Cumulative Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Holders of shares of 4.125% Cumulative Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 4.125% per share on the liquidation preference thereof of $1,000 per share of 4.125% Cumulative Convertible Preferred Stock (equivalent to $41.25 per annum per share). Dividends on the 4.125% Cumulative Convertible Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year, and accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the Issue Date of the 4.125% Cumulative Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends.

Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the foregoing, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Oklahoma law.

Liquidation Preference. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50 per share of the 6.75% and 6.00% Cumulative Convertible Preferred Stock, $100 per share of the 5.00% Cumulative Convertible Preferred Stock and $1,000 per share of the 4.125% Cumulative Convertible Preferred Stock, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our assets or business (other than in connection with the liquidation, winding-up or dissolution of its business), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificates of designation do not contain any provisions requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights. The holders of the Convertible Preferred Stock have no voting rights except as set forth below or as otherwise required by Oklahoma law.

If dividends on a series of Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable (which includes all three series of our Convertible Preferred Stock outstanding at the date of this prospectus), will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors unless our board is comprised of fewer than six directors at such time, in which case such holders will be entitled to elect one additional director. Upon the election of any additional directors, the number of directors that compose our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of each series of outstanding Convertible Preferred Stock, voting separately as a class, is required for the issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and for amendments to our certificate of incorporation that would affect adversely the rights of holders of that series of Convertible Preferred Stock. The certificates of designation provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of the holders of the Convertible Preferred Stock, and is not deemed to affect adversely the rights of the holders of the Convertible Preferred Stock.

In all cases in which the holders of Convertible Preferred Stock are entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote.

Conversion Rights. Each share of 6.75% Cumulative Convertible Preferred Stock is convertible at any time at the option of the holder thereof into 6.4935 shares of common stock (which was calculated using an initial conversion price of $7.70 per share of common stock) subject to adjustment for certain dilutive events (we refer to such price or adjusted price applicable to a particular series of Convertible Preferred Stock as the “Conversion Price”). Each share of 6.00% Cumulative Convertible Preferred Stock is convertible at any time at the option of the holder thereof into 4.8605 shares of common stock (which is calculated using an initial conversion price of $10.287 per share of common stock) subject to adjustment for certain dilutive events. Each share of 5.00% Cumulative Convertible Preferred Stock is convertible at any time at the option of the holder thereof into 6.0962 shares of common stock (which is calculated using an initial conversion price of $16.40 per share of common stock) subject to adjustment for certain dilutive events. Each share of 4.125% Cumulative Convertible Preferred Stock is convertible upon specific triggering events at the option of the holder thereof into 60.0555 shares of common stock (which was calculated using an initial conversion price of $16.65 per share of common stock) subject to adjustment for certain dilutive events. Holders of our 4.125% Cumulative Convertible Preferred Stock may exercise their conversion rights only (1) during any fiscal quarter after June 30, 2004 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 130% of the Conversion Price on such trading day; (2) during the five business day period after any consecutive five trading days on which the trading price per share of the preferred stock for each day was less than 98% of the product of the closing price of our common stock and the Conversion Price; or (3) upon the occurrence of defined corporate transactions.

Mandatory Conversion. At any time on or after November 20, 2004, our 6.75% Cumulative Convertible Preferred Stock will be, and at any time on or after March 20, 2006 our 6.00% Cumulative Convertible Preferred Stock will be, subject to our option to cause each share of the respective series of Convertible Preferred Stock to be automatically and mandatorily converted into that number of shares of common stock equal to the liquidation preference of $50.00 per share divided by the prevailing applicable Conversion Price. At any time on or after November 18, 2006, our 5.00% Cumulative Convertible Preferred Stock will be subject to our option to cause each share of 5.00% Cumulative Convertible Preferred Stock to be automatically and mandatorily converted into that number of shares of common stock equal to the liquidation preference of $100.00 per share divided by the then prevailing Conversion Price. At any time on or after March 15, 2009, our 4.125% Cumulative Convertible Preferred Stock will be subject to our option to cause each share of 4.125% Cumulative Convertible Preferred Stock to be automatically and mandatorily converted into that number of shares of common stock equal to the liquidation preference of $1,000.00 per share divided by the then prevailing Conversion Price. We may exercise this right with respect to any series only if the closing price of our common stock equals or exceeds 130% of the then prevailing Conversion Price for the series for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on such series of Convertible Preferred Stock for periods ended prior to the date of such conversion notice shall have been paid in cash.

In addition to the mandatory conversion provision described above, if there become fewer than 250,000 shares of our 6.75%, 6.00% or 5.00% Cumulative Convertible Preferred Stock or fewer than 25,000 shares of our 4.125% Cumulative Convertible Preferred Stock outstanding, we may cause each share of that series of Convertible Preferred Stock to be automatically converted into that number of shares of common stock equal to the applicable liquidation preference per share divided by the lesser of the then prevailing Conversion Price and the Market Value for the five trading day period ending on the second trading day immediately prior to the date set for conversion. We may exercise this right only on or after November 20, 2006 with respect to the 6.75% Cumulative Convertible Preferred Stock, on or after March 20, 2008 with respect to the 6.00% Cumulative Convertible Preferred Stock, on or after November 18, 2008 with respect to the 5.00% Cumulative Convertible Preferred Stock and on or after March 15, 2009 with respect to the 4.125% Cumulative Convertible Preferred Stock.

The term “Market Value” means the average closing price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock).

Change of Control. Except as provided below, upon a Change of Control (as defined below), holders of each series of Convertible Preferred Stock shall, in the event that the Market Value at such time is less than the Conversion Price applicable to such series, have a one-time option to convert all of their outstanding shares of Convertible Preferred Stock into shares of common stock at an adjusted Conversion Price equal to the greater of (i) the Market Value as of the Change of Control Date and (ii) $4.0733 (with respect to the 6.75% Cumulative Convertible Preferred Stock), $5.47 (with respect to the 6.00% Cumulative Convertible Preferred Stock), $7.9533 (with respect to the 5.00% Cumulative Convertible Preferred Stock) and $8.0733 (with respect to the 4.125% Cumulative Convertible Preferred Stock). This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by us in the manner specified in the certificates of designation. In lieu of issuing the shares of common stock issuable upon conversion in the event of a Change of Control, we may, at our option, make a cash payment equal to the Market Value for each share of such common stock otherwise issuable determined for the period ending on the Change of Control Date. Notwithstanding the foregoing, upon a Change of Control in which (x) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the NASDAQ National Market and (y) all our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the Convertible Preferred Stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in this paragraph.

The certificates of designation define “Change of Control” as any of the following events:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than to Permitted Holders (as defined below);

•	the adoption of a plan the consummation of which would result in the liquidation or dissolution of our company;

•

the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of our aggregate voting power of the voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the

Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors (for the purposes of this definition, such other person shall be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the voting stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors of such parent corporation); or

•	during any period of two consecutive years, individuals who at the beginning of such period composed our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

For purposes of the definition of “Change of Control,” the term “Permitted Holders” means Aubrey K. McClendon and Tom L. Ward and their respective Affiliates.

The phrase “all or substantially all” of the assets of our company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.75% Cumulative Convertible Preferred Stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock and our 4.125% Cumulative Convertible Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC on a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. If the Bank Depositary, however, determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

PLAN OF DISTRIBUTION

Any of the securities being offered hereby may be sold in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers; or

•	directly by us.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold. We may periodically engage agents or underwriters in connection with at-the-market offerings or negotiated transactions involving our common stock.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the price at which securities are first offered to the public (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

If so indicated in the applicable prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

Each series of securities will be a new issue and, other than our common stock, which is listed on The New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the debt securities, guarantees and depositary shares offered by this prospectus have been passed upon for us by Vinson & Elkins L.L.P. The validity of the preferred stock (including any preferred stock underlying any depositary shares) and the common stock (including any common stock issuable upon the conversion of any preferred stock) offered by this prospectus have been passed upon for us by Commercial Law Group, P.C. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

Shannon T. Self, a shareholder in Commercial Law Group, P.C., is a director of Chesapeake, and he owns 196,742 shares of our common stock.

EXPERTS

The consolidated financial statements of Chesapeake Energy Corporation, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil and gas reserves for Chesapeake Energy Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Ryder Scott Company L.P., Netherland, Sewell & Associates, Inc. and Lee Keeling and Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

20,000,000 Shares

Chesapeake Energy Corporation

Common Stock

PROSPECTUS SUPPLEMENT

July 28, 2004

Banc of America Securities LLC

Credit Suisse First Boston

Lehman Brothers

Raymond James

Bear, Stearns & Co. Inc.

Citigroup

Deutsche Bank Securities

Morgan Stanley

RBC Capital Markets

UBS Investment Bank

Howard Weil Incorporated

Johnson Rice & Company L.L.C.

Morgan Keegan & Company, Inc.

Pritchard Capital Partners, LLC

Simmons & Company International